SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM 8-A

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                            __________________

                               CILCORP INC.
          (Exact name of registrant as specified in its charter)


Illinois                                                    37-1169387
(State of incorporation                                  (I.R.S. employer
 or organization)                                       identification no.)


                       300 Hamilton Blvd., Suite 300
                             Peoria, Illinois
                 (Address of principal executive offices)

                                   61602
                                (zip code)
                            ___________________

         Securities to be registered to Section 12(b) of the Act:

    If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check
the following box.                                                     [  ]

    If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General
Instruction A.(c)(2), please check the following box.                  [  ]

           Title of each class                        Name of each exchange
           to be so registered                      on which each class is
Series R Preferred Stock Purchase Rights             to be registered
                                                   New York Stock Exchange
                                                    Chicago Stock Exchange

     Securities to be registered pursuant to Section 12(g) of the Act:
                      None
     ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On October 29, 1996, the Board of Directors of CILCORP Inc., an Illinois corporation (the "Company"), authorized and declared a dividend distribution of one right (a "Right") for each outstanding share of common stock, without par value, of the Company (the "Common Stock") to stockholders of record at the close of business on November 12, 1996 (the "Record Date"). Each Right gives the registered holder thereof the right to purchase from the Company one one-hundredth of a share (subject to adjustment) of Series R Preferred Stock, without par value, of the Company (the "Series R Preferred Stock") at a Purchase Price of $100.00, subject to adjustment in certain circumstances
(the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of October 29, 1996 (the "Rights
 Agreement"), between the
Company and Continental Stock Transfer & Trust Company, as Rights Agent.

     Initially, the Rights will be attached to the certificates representing outstanding shares of Common Stock, and no separate Right certificates evidencing
the Rights will be distributed. The Rights will separate from the Common Stock upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or other associated persons (an "Acquiring
 Person")
has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the shares of Common Stock then outstanding (the date of such announcement being the "Stock Acquisition Date"), or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date of commencement of, or the first public announcement of the intent to commence, a tender or exchange offer by any person, if upon successful consummation thereof, such person would be the beneficial owner of 15% or more of the shares of Common Stock then outstanding. (The earlier of the above dates will hereinafter be referred to as the "Distribution Date"). Until the Distribution Date, (i) the Rights will be evidenced by and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after November 12, 1996, upon transfer or new issuance of Common Stock will contain a legend incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 12, 2006, unless earlier redeemed or exchanged by the Company as described below.

     All Common Stock issued prior to the earlier of the Distribution Date or the Expiration Date (as such term is defined in the Rights Agreement) will be issued with Rights. As soon as practicable after the Distribution Date, Right certificates will be mailed to holders of record of Common Stock as of the close on business on the Distribution Date and, thereafter, such separate Right certificates alone will represent the Rights.

     In the event that any person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise in accordance with the terms of the Rights Agreement and payment of an amount equal to the then
current Purchase Price of the Right, that number of shares of Common Stock which at the time of such transaction would have a market value of two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.
However, Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

     In the event that (i) any person (other than a subsidiary of the Company) acquires the Company in a merger or consolidation in which the Company is not the continuing or surviving corporation, (ii) any person (other than a subsidiary of
the Company) consolidates with, or merges with or into, the Company, and all or part of the outstanding shares of Common Stock of the Company are changed into or exchanged for stock or other securities of such person or cash or other property, or (iii) more than 50% of the Company's assets or earning power is sold
or transferred to any person (other than a Subsidiary of the Company), each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise thereof at the then current purchase price of the Right, that number of Common Shares of the Acquiring Person which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

     The Series R Preferred Stock will be nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, subordinate to all other series of the Company's preferred stock. Each share of Series R Preferred Stock will be entitled to receive, when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times the quarterly cash dividend declared on the Common Stock. In addition, the Series R Preferred Stock is entitled to 100 times any non-cash dividends (other than dividends payable in Common Stock) declared on the Common Stock, in like kind. In the event of liquidation, the holders of Series R Preferred Stock will be entitled to receive a liquidation payment in an amount equal to the greater of $10,000.00 per share or 100 times the liquidation payment
made per share of Common Stock.  Each share of Series R Preferred Stock will have
100 votes on all matters submitted to a vote of the shareholders of the Company, voting together with the Common Stock and not as a separate class (except during a dividend default period during which there will be a right to elect two directors voting as a class with any other series of preferred stock), unless otherwise required by law or by the Company's Articles of Incorporation. In the event of any merger, consolidation or other transaction in which shares of
 Common
Stock are exchanged or changed into other shares or securities, cash and/or any other property, then in any such case each share of Series R Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share equal to 100 times the aggregate amount of shares, securities, cash and/or other property into which or for which each share of Common Stock is exchanged or
changed. The rights of the Series R Preferred Stock as to dividends, voting rights and liquidation are protected by antidilution provisions.

     The Purchase Price payable and the number of shares of Series R Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Series R Preferred Stock (ii) if holders of the Series R Preferred Stock are granted certain rights or warrants to subscribe for Series R Preferred Stock or securities convertible into Series R Preferred Stock at less than the current market price of the Series R Preferred Stock, or (iii) upon the distribution to holders of shares of Series R Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends and dividends payable in Series R Preferred Stock) or of subscription rights or warrants.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. The Company is not required to issue fractional shares of Series R Preferred Stock or other securities of the Company upon exercise of the Rights and, in lieu thereof, the Company may issue depositing receipts evidencing fractions of shares or a cash payment will be made based on the then current
market value of the Series R Preferred Stock or other securities of the Company.

     At any time prior to the earlier of the close of business on (i) the Stock Acquisition Date, or (ii) November 12, 2006, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the "Redemption Price"). Upon the action of the Company's Board of Directors authorizing redemption of the Rights, the right to exercise the Rights will terminate, and the holders of Rights will only be entitled to receive the Redemption Price.

     The terms of the Rights (other than the Purchase Price, expiration date of the Rights, Redemption Price, and the number of shares of Series R Preferred Stock into which a Right is exercisable) may be amended by the Board of Directors without the approval of, and without notice to, any holders of
 Rights, but after
the Distribution Date, no amendment may adversely affect the interests of the holders of the Rights (other than any Acquiring Person).

     At any time after any person becomes an Acquiring Person and prior to the acquisition by such person of 50% or more of the then outstanding shares of Common Stock of the Company, the Directors may exchange all or part of the Rights (other than Rights owned by such person) for shares of Common Stock at the ratio of one share of Common Stock per Right.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover affects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Stock.

     The Form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is attached hereto as an exhibit and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

ITEM 2.   EXHIBITS.

1. Form of Rights Agreement, dated as of October 29, 1996, between CILCORP Inc. and Continental Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A thereto the Form of Statement of Resolution Establishing Series R Preferred Stock, as Exhibit B thereto the Form of Right Certificate and as Exhibit C thereto the Summary of Rights. Pursuant to the Rights Agreement, Right Certificates will not be mailed until as soon as practicable after the Distribution Date.


                                 SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                              CILCORP INC.

                              By:
                              Name:     Robert O. Viets
                              Title:         President and Chief
Executive Officer